AMARC PROVIDES UPDATE ON IKE, JOY AND DUKE 2017 EXPLORATION PROGRAMS

November 7, 2017, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to provide an update on its ongoing 2017 exploration work. Amarc has completed the field components of the $3.3 million 2017 program at IKE and the $1.9 million 2017 program at JOY, while the 2017 drill program at DUKE is underway. Fieldwork has included airborne magnetic and ground-based induced polarization (“IP”) geophysical, geological, and geochemical surveys and drilling. Assay work on core samples from drilling at IKE and JOY is still in progress with the first core samples from DUKE currently being transported to the laboratory. Amarc will provide the results from drilling for each project once the Company has the QA/QC’d assay data.

Amarc is focused on developing a new generation of British Columbia (“BC”) porphyry copper mines and is advancing its 100%-owned IKE, DUKE and JOY porphyry copper districts, located in southern, central and northern BC, respectively. These projects represent significant potential for the discovery of multiple and important-scale, porphyry copper-gold and copper-molybdenum deposits and are being substantially advanced with their respective 2017 work programs. Presentations and news will be updated and posted as compilation of incoming data is completed.

At IKE, Amarc has made a major porphyry copper-molybdenum-silver discovery, completing over 12,000 m of drilling in 21 wide-spaced core holes in the IKE deposit from 2014-2016. The IKE deposit has the potential for extensive resource volumes and remains open to expansion in all directions. Extensive regional surveys also identified numerous porphyry copper deposit targets, all within 10 km of the IKE deposit. As announced earlier this year, Amarc has partnered with Hudbay Minerals Inc. (“Hudbay”) (TSX-HBM; NYSE:HBM) to fund advancement of the IKE Project (see Amarc News Release dated July 6, 2017), and in 2017 the partners took the opportunity to explore a number of the regional targets and also the main IKE deposit area. Amarc is operator of the field programs. The 2017 IKE site programs included 20 km2 of detailed geological mapping, collection of 616 talus fines geochemical samples, completion of 82-line km of ground IP surveys over selected targets and drilling of nine core holes totalling 2,702 m. This year’s IP geophysical work showed that the IKE deposit mineralized system is much larger than originally considered and now measures at least 3.6 km by 2 km.

Amarc’s JOY Project is located adjacent to the north of AuRico Metals Inc.’s porphyry copper-gold Kemess East project and Kemess Underground development project, which is in the final permitting stage. Past operators conducted prospecting-style work on the JOY claims – collecting some 3,000 soil samples, 800 rock samples and 30 silt samples – but undertook no drilling. These historical surveys along with Amarc’s soil sampling and IP geophysical surveys have revealed a number of substantial porphyry copper-gold deposit targets across the JOY property. Amarc has also partnered with Hudbay to fund the advancement of the JOY Project (see Amarc News Release dated August 22, 2017) with Amarc as operator.

The 2017 programs at JOY included 50 km2 of geological mapping, collection of 638 talus fines samples, completion of 49 line-km of ground IP and 470 line-km of airborne geophysical surveys along with drilling of 1,527 m in three core holes. The drilling tested a coincident IP geophysical and geochemical target, which extends onto the recently acquired PINE Property (see Amarc News Release August 29, 2017). Amarc considers the combined areas of the JOY and PINE mineral claims to be significantly underexplored, and to represent the northern extension of the Kemess porphyry copper-gold district. With the recent inclusion of the Pine property to Amarc’s claim holdings, there are now a minimum of 10 porphyry gold-copper deposit targets ready for surveying and drill testing.

Amarc’s DUKE deposit, central to the 190 km2 porphyry copper district in the heart of the Babine porphyry copper region, is located 30 km north of former copper-gold mines (Bell and Granisle) operated by Noranda Mines. Historically, DUKE has been explored with surface geochemical and geophysical surveys, as well as 30 shallow (only 90 metres deep on average) diamond drill holes. Many of the historical holes drilled intersected significant lengths of porphyry copper-molybdenum-silver-gold mineralization, which remains open both laterally and to depth. The surrounding district, which is covered by Amarc’s mineral claims, hosts multiple second-order porphyry copper deposit targets. An approximate $0.6 million initial drilling program, comprised of two (± 500 m) core holes targeting the DUKE deposit is currently underway.

About Amarc Resources

Amarc is associated with Hunter Dickinson Inc. (“HDI”), a diversified, global mining company with a 29-year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the world’s most important mineral resources – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson, and Maggie. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

Amarc is committed to working collaboratively with governments and stakeholders to achieve responsible development of its projects, while contributing to sustainable development of the communities in which it works. All work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen

Chief Executive Officer
Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. The Company cannot guarantee that the Consolidated Loan and issuance of securities contemplated by this release will complete. There is no certainty that the Company will be able to repay the Consolidated Loan or any other outstanding debt or liability of the Company in a timely manner or at all. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.